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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                          STAR TELECOMMUNICATIONS, INC.
                          -----------------------------
                                (Name of Issuer)


                                  COMMON STOCK
                         ------------------------------
                         (Title of Class of Securities)


                                   854923 109
                                 --------------
                                 (CUSIP Number)

Samer Tawfik                                   John Goldman, Esq.
c/o PT-1 Communications, Inc.                  Herrick, Feinstein LLP
30-50 Whitestone Expressway                    2 Park Avenue
New York, New York 11354                       New  York,  New York 10016
(212) 399-9193 (Business)                      (212) 592-1400
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                February 3, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

Check the following box if a fee is being paid with the statement. [_] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

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                                Page 1 of 5 Pages

CUSIP No.  854923 109            13D                     PAGE 2 OF 5 PAGES
          --------------                                     ---  ---

 1
    NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    SAMER TAWFIK ("ST") ###-##-####
-----------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                             (b) [ ]
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 3  SEC USE ONLY

-----------------------------------------------------------------------
 4  SOURCE OF FUNDS*

    00
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 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED      [ ]
    PURSUANT TO ITEMS 2(d)or 2(e)

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 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.
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                  7     SOLE VOTING POWER
   NUMBER OF
                        9,438,711 shares of common stock, par value $.001
    SHARES              per share, of the issues ("Issuer Common Stock")
                 ------------------------------------------------------
 BENEFICIALLY     8     SHARED VOTING POWER

   OWNED BY
                        None
      EACH       ------------------------------------------------------

   REPORTING      9     SOLE DISPOSITIVE POWER

    PERSON              9,438,711 shares of Issuer Common Stock
                 ------------------------------------------------------
     WITH        10     SHARED DISPOSITIVE POWER

                        None
-----------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,438,711 shares of Issuer Common Stock
-----------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [ ]
    CERTAIN SHARES*

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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    16.44% based on 57,428,387 shares outstanding
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14  TYPE OF REPORTING PERSON*

    IN
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                             PART II TO SCHEDULE 13D


ITEM I.   SECURITY AND ISSUER

          Common Stock, par value $.001 per share

          Star Telecommunications, Inc.
          223 East DeLaGuerra Street
          Suite 202
          Santa Barbara, California 93101
          (the "Issuer")


ITEM II.  IDENTITY AND BACKGROUND

          (a) Name: Samer Tawfik

          (b) Residence:    2710 Little Neck Boulevard
                            Bayside, New York  11360

          (c) Principal Occupation: Officer and Director of the Issuer.

           Principal Address of Business
           223 East DeLaGuerra Street
           Suite 202
           Santa Barbara, California 93101

          (d) Information required by Item 2(d): N/A

          (e) Information required by Item 2(e): N/A


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                ST acquired 300,000 shares of Issuer Common Stock through a series of open-market purchases using private funds.

                The consideration tendered for the 9,138,711 shares of Issuer Common Stock acquired by ST (the "Acquired Shares") was shares of common stock of PT-1 Communications, Inc., a New York corporation ("APT-1"), owned by ST.


ITEM 4.    PURPOSE OF TRANSACTION

                ST acquired the Acquired Shares in exchange for shares of PT-1 owned by him upon consummation of a merger transaction (the date of such consummation, the "Closing Date"), pursuant to the terms of an Agreement and Plan of Merger by and among the Issuer, Sierra Acquisition Co., Inc., PT-1 and the shareholders of PT-1, dated June 9, 1998, as amended (the "Merger Agreement").

                (a) - (j) The undersigned has no plans or proposals which would result in any of the actions enumerated in Item 4(a) through (j) of Schedule 13D.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

            (a) ST is the sole owner of 9,438,711 shares of Issuer Common Stock acquired by him pursuant to a series of open-market purchases and the terms of the Merger Agreement, which shares represent 16.44% of the total outstanding shares of Issuer Common Stock as of May 11, 1999, as reported in the Issuer's latest Quarterly Report on Form 10-Q, for the period ending March 31, 1999, filed May 14, 1999.


                ST has sole power to vote the Acquired Shares. Disposition of the Acquired Shares may be subject to the terms of a Registration Rights and Restricted Shares Agreement (the "Registration/Restriction Agreement") between the Issuer and, inter alia, ST. Under the terms of the Registration/Restriction Agreement, ST may not dispose of the Acquired Shares for a period of two years following the Closing Date. Thereafter, ST shall have sole dispositive power in connection with the Acquired Shares, subject to applicable federal and state securities laws, including laws governing registration and the public sale of equity securities (collectively, "Securities Laws")

                     (b) The undersigned has the sole power to vote or to direct the vote and, subject top the Registration/Restriction Agreement, the sole power to dispose or to direct the disposition of the Acquired Shares.

                     (c)  None.

                     (d) None.

                     (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     As described in Item 5 above, the Acquired Shares may be subject to the Registration/Restriction Agreement. ST may not dispose of any or all of the Acquired Shares until the second anniversary of the closing of the merger transaction described in the Merger Agreement; except, that after the first anniversary of the Closing Date, ST may transfer up to 10% of the Acquired Shares, subject to Securities Laws.


ITEM 7.    MATERIALS TO BE FILED AS EXHIBITS

           None

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



  June 2, 1999                          /s/ SAMER TAWFIK
------------------                     -----------------------------
Date                                        Samer Tawfik